FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 03, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
3 June 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 June 2024	221,192	320.00	318.10	319.0348	LSE
03 June 2024	56,567	320.00	318.10	318.9097	CHIX
03 June 2024	141,787	319.90	318.00	318.8446	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 301,794,757 Ordinary Shares in treasury and have 8,326,603,955 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
03 June 2024	12:35:45	BST	5005	318.60	BATE	1756884
03 June 2024	12:51:15	BST	257	318.90	BATE	1766905
03 June 2024	12:51:15	BST	5646	318.90	BATE	1766903
03 June 2024	13:02:38	BST	5415	318.00	BATE	1775293
03 June 2024	13:10:47	BST	5673	318.10	BATE	1781420
03 June 2024	13:21:36	BST	343	318.00	BATE	1789977
03 June 2024	13:21:36	BST	4719	318.00	BATE	1789979
03 June 2024	13:30:50	BST	5198	318.20	BATE	1798293
03 June 2024	13:34:22	BST	5438	318.40	BATE	1801466
03 June 2024	13:44:03	BST	5419	319.10	BATE	1809810
03 June 2024	13:51:16	BST	5684	319.30	BATE	1816252
03 June 2024	13:58:03	BST	4786	319.50	BATE	1821940
03 June 2024	14:04:28	BST	3746	319.30	BATE	1828309
03 June 2024	14:04:28	BST	2006	319.30	BATE	1828311
03 June 2024	14:11:15	BST	5114	319.20	BATE	1834377
03 June 2024	14:28:07	BST	5364	319.60	BATE	1849622
03 June 2024	14:32:23	BST	5648	319.70	BATE	1860044
03 June 2024	14:40:02	BST	3348	319.90	BATE	1873228
03 June 2024	14:40:02	BST	945	319.90	BATE	1873226
03 June 2024	14:40:02	BST	1216	319.90	BATE	1873230
03 June 2024	14:40:02	BST	107	319.90	BATE	1873232
03 June 2024	15:17:51	BST	4098	318.60	BATE	1940171
03 June 2024	15:17:51	BST	1590	318.60	BATE	1940173
03 June 2024	15:21:12	BST	1575	318.50	BATE	1945427
03 June 2024	15:22:30	BST	3914	318.50	BATE	1947223
03 June 2024	15:24:58	BST	5600	318.50	BATE	1951937
03 June 2024	15:28:32	BST	5204	318.50	BATE	1957930
03 June 2024	15:32:32	BST	4760	318.50	BATE	1964773
03 June 2024	15:35:12	BST	5759	318.40	BATE	1969163
03 June 2024	15:39:50	BST	5684	318.40	BATE	1978283
03 June 2024	15:44:20	BST	3639	318.90	BATE	1985261
03 June 2024	15:44:20	BST	1799	318.90	BATE	1985259
03 June 2024	15:47:16	BST	5353	319.00	BATE	1990411
03 June 2024	15:54:45	BST	6365	319.40	BATE	2004360
03 June 2024	15:55:04	BST	1914	319.30	BATE	2004813
03 June 2024	15:55:04	BST	3456	319.30	BATE	2004811
03 June 2024	12:46:32	BST	4841	318.70	CHIX	1763546
03 June 2024	13:14:59	BST	5073	318.10	CHIX	1784467
03 June 2024	13:34:22	BST	4449	318.40	CHIX	1801470
03 June 2024	13:34:22	BST	1090	318.40	CHIX	1801468
03 June 2024	13:58:03	BST	5617	319.50	CHIX	1821942
03 June 2024	14:26:05	BST	2077	319.50	CHIX	1847828
03 June 2024	14:26:06	BST	3347	319.50	CHIX	1847847
03 June 2024	14:42:09	BST	5104	320.00	CHIX	1876416
03 June 2024	15:20:20	BST	4886	318.60	CHIX	1944238
03 June 2024	15:28:32	BST	2003	318.50	CHIX	1957934
03 June 2024	15:28:32	BST	3046	318.50	CHIX	1957932
03 June 2024	15:37:49	BST	4873	318.20	CHIX	1975032
03 June 2024	15:47:16	BST	5201	319.00	CHIX	1990413
03 June 2024	15:54:45	BST	2032	319.40	CHIX	2004362
03 June 2024	15:54:45	BST	2928	319.40	CHIX	2004358
03 June 2024	12:35:45	BST	5252	318.60	LSE	1756882
03 June 2024	12:59:19	BST	6380	318.50	LSE	1772624
03 June 2024	13:10:47	BST	5756	318.10	LSE	1781422
03 June 2024	13:14:59	BST	6401	318.10	LSE	1784469
03 June 2024	13:44:03	BST	5644	319.10	LSE	1809812
03 June 2024	13:49:04	BST	5512	319.10	LSE	1813776
03 June 2024	14:02:20	BST	5549	319.30	LSE	1826324
03 June 2024	14:18:13	BST	4011	319.40	LSE	1839930
03 June 2024	14:18:13	BST	365	319.40	LSE	1839928
03 June 2024	14:18:13	BST	790	319.40	LSE	1839926
03 June 2024	14:29:10	BST	6210	319.60	LSE	1850758
03 June 2024	14:34:10	BST	4166	320.00	LSE	1863308
03 June 2024	14:34:10	BST	1908	320.00	LSE	1863310
03 June 2024	14:42:35	BST	5814	319.90	LSE	1877106
03 June 2024	14:49:02	BST	5229	319.50	LSE	1887549
03 June 2024	15:00:26	BST	4831	319.70	LSE	1910813
03 June 2024	15:00:26	BST	1424	319.70	LSE	1910815
03 June 2024	15:00:26	BST	5957	319.70	LSE	1910809
03 June 2024	15:05:44	BST	5138	319.00	LSE	1919894
03 June 2024	15:12:20	BST	4755	318.80	LSE	1931898
03 June 2024	15:12:20	BST	508	318.80	LSE	1931900
03 June 2024	15:18:50	BST	6032	318.50	LSE	1941689
03 June 2024	15:20:20	BST	6419	318.60	LSE	1944240
03 June 2024	15:26:47	BST	5553	318.50	LSE	1955442
03 June 2024	15:29:00	BST	5301	318.40	LSE	1958609
03 June 2024	15:33:14	BST	5130	318.50	LSE	1965743
03 June 2024	15:33:14	BST	584	318.50	LSE	1965741
03 June 2024	15:39:50	BST	2825	318.40	LSE	1978281
03 June 2024	15:39:50	BST	2612	318.40	LSE	1978279
03 June 2024	15:44:20	BST	5058	318.90	LSE	1985265
03 June 2024	15:44:20	BST	869	318.90	LSE	1985263
03 June 2024	15:47:16	BST	5360	319.00	LSE	1990415
03 June 2024	15:48:04	BST	5227	318.80	LSE	1991851
03 June 2024	15:53:15	BST	5814	319.10	LSE	2002083
03 June 2024	15:54:45	BST	2762	319.40	LSE	2004366
03 June 2024	15:54:45	BST	2505	319.40	LSE	2004364
03 June 2024	15:55:04	BST	6164	319.30	LSE	2004815
03 June 2024	15:57:02	BST	3452	319.00	LSE	2007764
03 June 2024	15:57:02	BST	2908	319.00	LSE	2007762
03 June 2024	16:00:26	BST	5219	319.00	LSE	2014933
03 June 2024	16:10:20	BST	2667	319.00	LSE	2030431
03 June 2024	16:10:20	BST	1414	319.00	LSE	2030429
03 June 2024	16:10:20	BST	2410	319.00	LSE	2030427
03 June 2024	16:10:20	BST	8087	319.00	LSE	2030425
03 June 2024	16:10:29	BST	5977	318.90	LSE	2030903
03 June 2024	16:10:29	BST	293	318.90	LSE	2030901
03 June 2024	16:17:45	BST	6457	319.40	LSE	2041193
03 June 2024	16:17:45	BST	5489	319.40	LSE	2041191
03 June 2024	16:17:50	BST	5766	319.30	LSE	2041294
03 June 2024	16:18:12	BST	5454	319.20	LSE	2041925
03 June 2024	16:21:59	BST	5784	319.30	LSE	2049053

Date: 03 June 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary